

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2015

<u>Via E-mail</u>
Mr. Kevin M. Casey
Casey Capital, LLC
108 Route 39 North
Sherman, CT 06784

> **Re: Essex Rental Corp.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed May 5, 2015 by Casey Capital, LLC, et al.**
> **File No. 001-34601**

Dear Mr. Casey:

We have reviewed your filing and have the following comment.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Reasons for the Solicitation</u>

1.   Please refrain from making statements that could be viewed as impugning the character of other parties as contemplated by Rule 14a-9 without factual foundation. Please provide an adequate supporting basis for these particular statements with your response:

- "The Levys have manipulated the size of Essex's board …."

- "… the Levys last-minute manipulation of board size …."

In your response, please address the fact that the board of directors is currently composed of six members and, according to the company's bylaws, the size of the board is fixed by the board of directors.

Please contact me at (202) 551-3589 or Perry Hindin, Special Counsel, at (202) 551-3444 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
F. Mark Reuter, Esq.
Keating Muething and Klekamp PLL